Ladenburg Thalmann & Co. Inc.
640 Fifth Avenue, 4th Floor
New York, New York 10019

June 5, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	Nuwellis, Inc.
Registration Statement on Form S-1 (Registration No. 333-287663)
Concurrence in Acceleration Request

Ladies and Gentlemen:

Ladenburg Thalmann & Co. Inc. (“Ladenburg”), as representative of the underwriters for the referenced offering, hereby concurs in the request by Nuwellis, Inc. that the effective date of the above-referenced registration statement be accelerated to 5:00 p.m. (Eastern Time), or as soon as practicable thereafter, on June 6, 2025, pursuant to Rule 461 under the Securities Act.  Ladenburg affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

LADENBURG THALMANN & CO. INC.

By:	/s/ Nicholas Stergis
	Name:	Nicholas Stergis
	Title:	Managing Director